Exhibit (a) (46)

For Immediate Release	Media Contact:	Investor Contact:
March 7, 2011	John Lacey	Patrick Flanigan
	(617) 768-6690	(617) 768-6563
Genzyme Board Unanimously Recommends that
Shareholders Accept sanofi-aventis Revised Offer and Tender Shares
CAMBRIDGE, Mass.—Genzyme Corporation (NASDAQ: GENZ) announced today that its Board of Directors unanimously recommends that Genzyme shareholders accept the sanofi-aventis revised tender offer to purchase all outstanding shares of Genzyme common stock for $74.00 and one contingent value right, per share. The Board recommends that all Genzyme shareholders tender their shares into the revised tender offer.
Genzyme has filed with the Securities and Exchange Commission an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 that includes the basis for the Board’s recommendation along with other information relating to the tender offer.
Credit Suisse and Goldman Sachs served as financial advisors to Genzyme. Ropes & Gray LLP served as Genzyme’s legal counsel, while Wachtell, Lipton, Rosen & Katz served as legal counsel to Genzyme’s independent directors.
About Genzyme
One of the world’s leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. Since 1981, the company has grown from a small start-up to a diversified enterprise with approximately 10,000 employees in locations spanning the globe. Genzyme last month announced an agreement to be acquired by sanofi-aventis, and the transaction, which is subject to certain conditions including successful completion of the tender offer, is expected to close early in the second quarter of this year.
With many established products and services helping patients in 100 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company’s products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant, and immune disease. Genzyme’s commitment to innovation continues today with a substantial development program focused on these fields, as well as cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need.
Genzyme’s press releases and other company information are available at www.genzyme.com and by calling Genzyme’s investor information line at 1-800-905-4369 within the United States or 1-678-999-4572 outside the United States.
Important Information
Genzyme shareholders are advised to read the company’s Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by Genzyme in connection with the tender offer, free of charge at the SEC’s website at http://www.sec.gov. In addition, investors can obtain free copies of these documents from Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.
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